July 15, 2008

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Par Pharmaceutical Companies, Inc. (the “Company”)

(Commission File No. 001-10827)

Form 10-K for the fiscal year ended December 31, 2007

filed on February 29, 2008

Dear Mr. Rosenberg and Ms. Hartz,

We are in receipt of your letter dated June 30, 2008, containing comments related to your review of the above-referenced Annual Report on Form 10-K.  In your letter, you requested that we respond to comments within 10 business days (July 15th) or advise when a response would be provided.

In light of the recent July 4th holiday and our ongoing second fiscal quarter close, the Company requests an extension of time to respond to the inquiries contained in your Comment Letter. The Company intends to respond to the Staff’s comments no later than July 29, 2008.

Thank you for your consideration of this request.  Please do not hesitate to contact me at (201) 802-4605 or via facsimile at (201) 391-7693 with any concerns you may have regarding the Company’s proposed timetable for responding to the comment letter.

Sincerely,

/s/ Veronica A. Lubatkin

Veronica A. Lubatkin

Executive Vice President and Chief Financial Officer

Copies to:

Thomas Haughey, Esq.

Whitney J. Smith, Esq.